

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via Fax (858) 495-4267

February 28, 2011

Eric L. Kelly
Chief Executive Officer
Overland Storage, Inc.
9112 Spectrum Center Boulevard
San Diego, CA 92123

>   **Re: Overland Storage, Inc.**
>   **Form 10-K and 10-K/A for Fiscal Year Ended June 27, 2010**
>   **Filed September 24, 2010 and October 25, 2010, respectively**
>   **File No. 000-22071**

Dear Mr. Kelly:

     We have completed our review of your Form 10-K and 10-K/A and related filings and have no further comments at this time on the specific issues raised

>   Sincerely,

>   Craig D. Wilson
>   Sr. Assistant Chief Accountant